Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Preliminary 1Q 2013 Results

in Line with Guidance;

1Q Investor Call Rescheduled to May 21

TAIPEI, Taiwan, May 17, 2013 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) today announced preliminary first-quarter 2013 consolidated financial results were in line with guidance and rescheduled the company’s first-quarter 2013 investor call to May 21, 2013 after the market closes.

Management will hold an investor conference call and webcast on Tuesday, May 21, 2013 at 8:00 p.m. Eastern Daylight Time, which is 8:00 a.m. Taipei Time on May 22, 2013, to discuss GigaMedia’s first-quarter 2013 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 69183630

A replay will be available from 11:00 p.m. Eastern Standard Time on May 21, 2013 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 69183630

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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